Exhibit 99.2

Polestar targets profitability in 2025; Polestar 7 will be a premium compact SUV from Europe

•	Targeting compound annual retail sales volume growth of 30-35% for 2025 to 2027 and positive adjusted EBITDA in 2025

•	Positive free cash flow after investments expected in 2027

•	Strong product momentum: Polestar 3 and Polestar 4 represent 56% of order intake in Q4 2024; Polestar 5 launch this year

•	Polestar 7, a premium compact SUV, planned to be produced in Europe, strengthening global manufacturing network

•	Dealership expansion: 75% increase in retail spaces until 2026, with start of sales in France this year

•	Continue to work with Geely on securing new equity and debt funding to finance Polestar’s development and strategy implementation

GOTHENBURG, SWEDEN – 16 January 2025. Polestar (Nasdaq: PSNY) today presents an updated strategy, as the Company starts its next chapter, with significant changes being made to improve operational, commercial and financial performance.

The updated business plan targets a compound annual retail sales volume growth of 30-35% for 2025 to 2027 and a positive adjusted EBITDA in 2025. Gaining commercial and operational momentum, further margin, fixed costs and working capital improvements are expected from 2026 onwards, with a positive free cash flow after investments expected in 2027.

“We expect 2025 to be the strongest year in Polestar’s history”

Michael Lohscheller, Polestar CEO, says: “With Scandinavian design, performance and a premium brand, Polestar has successfully positioned itself in the global automotive market. We have three outstanding cars on the road and a growing, passionate customer base.”

“We are building on the strong Polestar brand with design and performance at its core. But significant changes are needed to make this well-respected progressive brand a successful and viable business. We are speeding up our retail expansion and commercial transformation, whilst adjusting our future model line-up and significantly reducing our cost base. Both in terms of volumes and financials, we expect 2025 to be the strongest year in Polestar’s history.”

Daniel Donghui Li, Geely Holding Group CEO and Polestar Board Member, says: “Geely will continue to support Polestar’s development and strategy implementation, including working with Polestar to secure additional equity and debt funding. Polestar remains an important global asset for Geely and the new leadership team is taking the right actions to transform it from an iconic brand into a successful global business.”

Product portfolio: Polestar 5 to come this year, Polestar 7 planned to be produced in Europe

After the global success of Polestar 2 and ramp-up of deliveries of Polestar 3 and Polestar 4, the second half of 2025 will see the planned start of sales of Polestar 5, the performance 4-seat grand-tourer based on Polestar’s in-house developed bonded-aluminium platform. It will also be the first Polestar to use 800-Volt technology.

Polestar today announces Polestar 7 will be a premium compact SUV, targeting the world’s fastest growing and most profitable premium segment. With its growing portfolio, Polestar reaffirms its position as a truly global, premium EV brand.

Reinforcing the value of Polestar’s asset-light business model, Polestar 7 is planned to be manufactured in Europe. With production already in place in the USA, South Korea and China, Polestar continues to strengthen its global position with a well-balanced international manufacturing network. Over time, from Polestar 7 onwards, the Company will gradually move from a multi-platform approach to one single architecture, reducing complexity, costs, and investments.

Philipp Römers, Polestar Head of Design, says: “Polestar is known for its progressive design, with each car standing out and creating its own buzz – so too will Polestar 7. It is incredibly exciting to bring Polestar’s design ethos to a new segment. Polestar 7 will be everything our customers expect from us, both in terms of design and performance.”

Active sales model and commercial expansion

Polestar is accelerating its shift to an active selling model, with new retail partners and more retail spaces. Together with its partners, Polestar plans to expand from 70 to 130 and from 36 to 57 retail spaces in Europe and North America. The established direct-to-consumer online sales channel will remain, giving customers a choice in how they want to buy their Polestar.

The changes being made to Polestar’s commercial operations are already having a positive impact with a 5.3% increase in retail sales in Q4 2024 and a 37.2% increase in order intake in Q4 2024 compared to the same quarter last year. Polestar 3 and Polestar 4 represent 56% of order intake in Q4 2024, creating a strong momentum as we enter 2025.

Polestar’s new market expansion will now focus on France, with sales starting in 2025. France is one of the largest and fastest growing EV markets in Europe and a natural fit for a premium brand like Polestar. Additional expansion, across Eastern Europe, Asia and Latin America, is planned from 2026 onwards.

Additional revenue streams: Increasing sales of CO2 credits

Moving forward, Polestar expects significantly increased revenue contribution from the sales of CO2 credits. With traditional OEMs struggling to transition to EVs, the demand for these credits is expected to increase in the coming years, to a three-digit million-dollar amount per year, from 2025. Polestar has already created an EU CO2 pool with four OEMs for 2025.

New customer offer: Launch of innovative energy business

Polestar is launching Polestar Energy in several key markets in Europe. This new customer offer makes home charging smarter, more efficient, and cheaper. Through the service, customers can reduce their home charging costs by up to 30%, using the Polestar Energy app. The more Polestar customers charge and support the grid through Polestar Energy, the more benefits they get. The service is to be launched in several additional markets during the second half of the year, with the launch of bidirectional charging capabilities in Polestar’s line-up making the offer even more attractive.

Global access to high-performing charging services

Owning a Polestar continues to be made more convenient not just through better home charging, but also on the road. With Polestar Charge, customers in Europe have access to over 850,000 charging points, including Tesla Superchargers. In North America, customers have access to over 17,800 Tesla Superchargers with a NACS adaptor.

Webcast

Polestar management will host a live webcast and Q&A today, 16 January 2025, at 14:00 CET (08:00 US Eastern Time), available on the Polestar Investor Relations website: https://investors.polestar.com. Verified shareholders are able to ask questions through the Say Technologies platform, accessible via: https://app.saytechnologies.com/polestar-strategy-business-update

Ends.

Contacts

Investor Relations

IR@polestar.com

Theo Kjellberg

Head of Corporate Communication

Theo.kjellberg@polestar.com

Appendix

Non-GAAP financial measures

Polestar uses both generally accepted accounting principles (‘GAAP,’ i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, for internal comparisons to historical performance, and for financial decision-making purposes. Polestar believes certain non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons.

These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for alternative financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when understanding Polestar’s operating performance.

The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.

The non-GAAP financial measure used in this press release is Adjusted EBITDA:

Adjusted EBITDA is calculated as net loss, adjusted to exclude listing expense, fair value change—Earn-out rights, fair value change—Class C Shares, finance expense, finance income, income tax benefit (expense), depreciation and amortization, and impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets, restructuring costs, disposals of investments, and unusual operating income and expenses that are considered rare or discrete events and are infrequent in nature. Depreciation and amortization includes (1) depreciation and amortization capitalized into the carrying value of inventory sold (i.e., part of inventory costs) and (2) depreciation and amortization expense. Restructuring costs include expenses associated with programs that were planned and controlled by management, and materially changed either (1) the scope of a business undertaken by the Group or (2) the manner in which business is conducted. Disposals of investments include disposals of, by sales or otherwise, (1) debt or equity financial instruments issued by another entity that are held as investments, (2) intangible assets, (3) property, plant, and equipment, and (4) groups of assets and liabilities representing disposal groups that were transferred together as part of individual transactions. This measure is reviewed by management and is a relevant measure for understanding the underlying operating results and trends of the core business prior to the impact of any adjusting items.

Prior to December 2024, adjusted EBITDA was calculated as net loss, adjusted for listing expense, fair value change–Earn-out rights, fair value change–Class C Shares, interest income, interest expense, income tax benefit (expense), depreciation and amortization, and the impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets. The calculation was refined in December 2024 to change interest income and interest expense to finance income and finance expense, respectively, in order to exclude the effects of all items associated with financing activities of the Group instead of only interest related items. Additionally, exclusions for restructuring costs, disposals of investments, and unusual operating income and expenses that are considered rare or discrete events and are infrequent in nature were added to the calculation to further refine management’s view of earnings from core operations. The definition of depreciation and amortization was also changed to include depreciation and amortization capitalized into the carrying value of inventory sold (i.e., part of inventory costs) to account for the Group’s change in the pattern of consumption of the future economic benefits embodied in internally developed and acquired intellectual property for the Polestar 2 from the straight-line method to units of production method in the fourth quarter of the year ended December 31, 2023. This method is also applicable to internally developed and acquired intellectual property for the Polestar 3 which entered production in the fourth quarter of the year ended December 31, 2023 and the Polestar 4 which entered production in the first quarter of the year ended December 31, 2024. The change to the definition of depreciation and amortization clarifies that the impact of all depreciation and amortization, irrespective of methodology and expense nature, is excluded from net loss for this measure. These changes provide a clearer view of earnings from core operations from management’s perspective and improve comparability of earnings from core operations across reporting periods.

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand with a focus on uncompromised design and innovation, and the ambition to accelerate the change towards a sustainable future. Headquartered in Gothenburg, Sweden, its cars are available in 27 markets globally across North America, Europe and Asia Pacific.

Polestar has three models in its line-up: Polestar 2, Polestar 3, and Polestar 4. Planned models include the Polestar 5 four-door GT (to be introduced in 2025), the Polestar 6 roadster and the Polestar 7 compact SUV. With its vehicles currently manufactured on two continents, North America and Asia, Polestar plans to diversify its manufacturing footprint further, with production of Polestar 7 planned in Europe.

Polestar has an unwavering commitment to sustainability and has set an ambitious roadmap to reach its climate targets: halve greenhouse gas emissions by 2030 per-vehicle-sold and become climate-neutral across its value chain by 2040. Polestar’s comprehensive sustainability strategy covers the four areas of Climate, Transparency, Circularity, and Inclusion.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: ( (1) Polestar’s ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars, Geely and Xingji Mezu Group, original equipment manufacturers, vendors and technology providers; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar’s ability to raise additional funding; (4) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) the identification and remediation of accounting errors and/or a final assessment of errors already identified that differs significantly from Polestar’s preliminary view of such errors and the successful filing of restatements of any SEC reports; (7) Polestar’s ability to continue to meet stock exchange listing standards; (8) changes in domestic and foreign business, market, financial, political and legal conditions; (9) demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales; (10) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (11) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (12) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (13) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (14) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employes; (15) risks related to future market adoption of Polestar’s offerings; (16) risks related to Polestar’s current distribution model and the evolution of its distribution model in the future; (17) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (18) changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles), governmental incentives, tariffs and fuel and energy prices; (19) Polestar’s reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (20) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (21) the outcome of any potential litigation, including litigation involving Polestar and Gores Guggenheim, Inc., government and regulatory proceedings, tax audits, investigations and inquiries; (22) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (23) the impact of the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip and the Red Sea; and (24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.